UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

11 May 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:   Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Jan Maarten de Jong

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Jan Maarten de Jong

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Jan Maarten de Jong

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

333

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000047%11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€17.86

14. Date and place of transaction

10th May 2010, Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

13,835; 0.00195566%

16. Date issuer informed of transaction

10th May 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Company Secretary

Date of notification

11th May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Myles P. Lee

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Myles P. Lee

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Myles P. Lee                                                                                          337,471
Louise Lee                                                                                                  8,596

AC Employee Benefit Trustees Limited Acct CRG                            2,273

Mourant & Co. Trustees Limited Acct MPL                                    10,329

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

3,200

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000452%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€17.86

14. Date and place of transaction

10th May 2010, Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

358,669 (including 10,329 Deferred Shares); 0.050700%

16. Date issuer informed of transaction

10th May 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

 Company Secretary

Date of notification

11th May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Kieran McGowan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Kieran McGowan

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Davycrest Nominees Limited Acct 0045700   19,143

Davycrest Nominees Limited Acct 0111238      2,635

8 State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

434

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000061%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€17.86

14. Date and place of transaction

10th May 2010; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

21,778; 0.003078%

16. Date issuer informed of transaction

10th May 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Company Secretary

Date of notification

11th May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Albert Manifold

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Albert Manifold

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Albert Manifold                                                                     19,004

AC Employee Benefit Trustees Limited Acct CRG          2,273

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

412

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000058%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€17.86

14. Date and place of transaction

10th May 2010; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

21,277; 0.0030076%

16. Date issuer informed of transaction

10th May 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Company Secretary

Date of notification

11th May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Daniel N. O'Connor

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Daniel N. O'Connor

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Davycrest Nominees Limited Acct 0075330                 8,754

Davycrest Nominees Limited Acct 0120035                 5,142

Daniel N. O'Connor                                                            1,314

8 State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

170

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000024%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€17.86

14. Date and place of transaction

10th May 2010; Dublin.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

15,210; 0.002150%

16. Date issuer informed of transaction

10th May 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Company Secretary

Date of notification

11th May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Joyce M.C. O'Connor

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Joyce M.C. O'Connor

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Joyce M.C. O'Connor

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

55

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00000777%

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

€17.86

14. Date and place of transaction

10th May 2010; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,818

16. Date issuer informed of transaction

10th May 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of shares or debentures involved (class and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of shares or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Company Secretary

Date of notification

11th May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Mark S. Towe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Mark S. Towe

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mark S. Towe                                                                         41,247

Bank of Ireland Nominees Limited Acct BONYADR       3,397

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

798

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0001128%11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€17.86

14. Date and place of transaction

10th May 2010, Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

44,644 (includes 3,397 held in the form of ADR's); 0.00631%

16. Date issuer informed of transaction

10th May 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Company Secretary

Date of notification

11th May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/secretary

Neil Colgan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Spouse

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Neil Colgan

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Neil Colgan & Joan Duffy                                                                 7,294

Joan Duffy                                                                                             1,971

AC Employee Benefit Trustees Limited Acct CRG                      2,059

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

40

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00000565%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€17.86

14. Date and place of transaction

10th May 2010; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,324; 0.0016%

16. Date issuer informed of transaction

10th May 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Company Secretary

Date of notification

11th May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Jack Golden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Jack Golden

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Jack Golden                                                                                          37,431

AC Employee Benefit Trustees Limited Acct CRG                        2,273

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

768

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00010856%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€17.86

14. Date and place of transaction

10th May 2010; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

39,704; 0.005612%

16. Date issuer informed of transaction

10th May 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Company Secretary

Date of notification

11th May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Henry Morris

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Henry Morris

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Henry Morris                                                                                             7,359
Davycrest Nominees Limited Acct 0049779                                     22,888
Davycrest Nominees Limited Acct 0102350                                       5,000
Davycrest Nominees Limited Acct 0127109                                     18,942
Pershing International Nominees Limited Acct BCCLT                 4,455
AC Employee Benefit Trustees Limited Acct CRG                            2,273

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

187

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00002643%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€17.86

14. Date and place of transaction

10th May 2010, Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

60,917; 0.008611%

16. Date issuer informed of transaction

10th May 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Company Secretary

Date of notification

11th May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

William J. Sandbrook

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

William J. Sandbrook

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William J. Sandbrook                                                           22,167

Bank of Ireland Nominees Limited Acct BONYADR          758

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

429

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0000606%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€17.86

14. Date and place of transaction

10th May 2010; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

22,925 (including 758 held in the form of ADR's); 0.00324059%

16. Date issuer informed of transaction

10th May 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Company Secretary

Date of notification

11th May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Doug Black

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Doug Black

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Doug Black                                                                          89,299

Bank of Ireland Nominees Limited Acct BONYADR    3,300

Bank of Ireland Nominees Limited Acct BONYADR       207

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

1,495

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000211%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€17.86

14. Date and place of transaction

10th May 2010; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

92,806 (including 3,507 held in the form of ADR's); 0.000131%

16. Date issuer informed of transaction

10th May 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Company Secretary

Date of notification

11th May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Erik Bax

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Erik Bax

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Erik Bax                                                                                                   5,788

BBHISL Nominees Limited                                                                1,065

8. State the nature of the transaction

Scrip Dividend

9. Number of shares, debentures or financial instruments relating to shares acquired

165

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000023%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€17.86

14. Date and place of transaction

10th May 2010; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

6,853; 0.0009687%

16. Date issuer informed of transaction

10th May 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Company Secretary

Date of notification

11th May 2010

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date    11 May 2010

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director